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The World's 1st Social Film Studio

PITCH VIDEO | INVESTOR PANEL



reelwurld.com Los Angeles CA

Entertainment | Technology | Software | Social Impact | Film

LEAD INVESTOR



Ryan Kerrison Lead Investor

As an experienced and perpetual pursuer of innovation and connectivity between change makers, original business models and their innate relationship with people, ReelwUrld was a standout enterprise. The infectious and unrelenting drive of the ReelwUrld team attracted me to their esteemed accomplishment that permeates across the ReelwUrld ecosystem. Their platform encapsulates the ideologies and thought leadership widely sought yet rarely found and essential today. My experience has revealed the plethora of challenges necessary to unite the entertainment and digital worlds with reality and the individual, making ReelwUrld such an attractive proposition to be a part of.

Invested $50,000 this round

Learn about Lead Investors

OVERVIEW | DETAILS | UPDATES 16 | WHAT PEOPLE SAY 10 | ASK A QUESTION 6

Highlights

1. 🎬 Fans create their own characters and star in movies and shows using patent-pending technology
2. 🚀 7.5M+ views on our first show produced with our community (Justice For Hire)
3. ✅ App simplifies the filmmaking process to make it easier to tell great stories
4. 💸 Incubated and accelerated at NYU, UCLA Anderson, StartED, and VentureOut
5. ⭐ Advisors from Marvel, Legion M, the SEC, NASDAQ, FBI, New York Film Academy, Gizmodo
6. 💪 United as fans, we'll have a catalogue of intellectual property larger than any Hollywood studio

Our Team



Jan Lucanus Founder & Chief Executive Officer

Jan is an award-winning filmmaker, creator of the record-setting comic book series Justice For Hire, a 3X Tai Chi World Cup Champion, and a serial entrepreneur. He founded the media production company Creative Impulse Entertainment.

There is no "one reason why" I started ReelwUrld™. It's more so something calling to us to be built. I will say this, 1) social networks are already cinematic universes, there's just no story that ties all the content together, and 2) put fans in the movies and you have the ULTIMATE way for fans to have an impact on stories they love.



Andra Roxana Stanciu Cofounder & Chief Technology Officer

Andra, an accomplished software engineer and cultural innovator, is focused on building platforms that empower and enable the innate creative in every human.



Autumn Noel Kelly Cofounder & Chief of Narrative

A former staff writer at Newsweek and audience editor at Gizmodo/io9 (with an early stint in political strategy), Autumn believes the power of fandom can actually make the world a better place.

Our mission is to help a billion people be superheroes in movies by 2030.

ReelwUrld is a social network where everything you post is part of a movie or TV show. Our patent-pending technology allows anyone to create their own superhero character, shoot a scene, and become a part of a movie or TV show in a matter of minutes.



"We haven't seen technology that allows for fans to tell audio-visual stories set in their favorite franchises. ReelwUrld is building that software, and it can well be a game changer."
JEFF GOMEZ
CEO OF STARLIGHT RUNNER, ADVISOR TO STAR WARS & MARVEL

A combination of the collective power of social media and the traditional Hollywood studio system, **we are the world's 1st social film studio.** We make movies and shows using the content on our social network.

We've already proved ReelwUrld works.

Our first show, ***Justice For Hire* (JFH)**, has over 7.5M views on TikTok and 300+ cast members worldwide. Fans want to be a part of their favorite stories, they just need the right platform. That platform is our app. Here's how it works:



HOW THE APP WORKS
*Using Justice For Hire as an example.
CHOOSE A ROLE
CREATE YOUR CHARACTER
MAKE CONTENT AS YOUR CHARACTER


YOUR CONTENT
IMPACTS CINEMATIC
UNIVERSE STORY
YOU ARE REMIXED
INTO MOVIES
& SHOWS
REELWURLD

Ask the person next to you, "If Marvel asked you to be a superhero in the next Avengers movie, would you say yes?"

They will say yes:

- 68% of U.S. adults identify themselves as "casual" or "avid" fans of superheroes, as well as fans of Marvel in particular. (2021, Morning Consult
- Marvel accounted for over 30% of the domestic box office in 2021. (2022, The Wrap)
- The Marvel Cinematic Universe is the highest grossing ($23B) film franchise worldwide. (2021, Statista)

We're raising money to expand our team and ensure that our technology can support a platform for fans of any multi-billion dollar franchise to star in movies and shows right from their phones.


The app is a Hollywood studio in your pocket
Make movies, TV shows, commercials
Create original characters
Guide fan storytelling via prompts
Provide camera direction
Instruct collaboration

We currently have a single show with a single app. We are building towards a full-fledged blockchain platform that can house infinite shows and movies made with an audience.

Our goals with your cash:

1) Make our first show JFH one of the most popular shows in the world, and expand our technology around that story.


JUSTICE FOR HIRE
KEY STATS
7.5M+
views on JFH episode 01
5,100+
shares on episode 01
5 hours
Amount of user-generated content
300+
cast members


76k+
followers on TikTok
564k+
likes on episode 01
5,100+
comments on episode 01
70 hours
Amount of collaborative content (made with JFH and audience together)

2) Leverage the success of JFH to start offering our technology and client services to studios & networks within 18 months.


The ReelwUrld app can be white-labeled for any brand, franchise, or studio.
NETFLIX
DC
MARVEL
Hire a hero
JFH
Become a hero
**Justice For Hire (aka JFH) is our first brand.

Note: These are forward-looking statements. We do not yet have deals with any of these brands.

3) Expand our portfolio of original IP, 3rd party IP, and deepen our technology offering around every phase of the filmmaking lifecycle, including greater camera and performance direction, auto-editing, auto-sound design, augmented reality, and more.


App truncates every stage of filmmaking
Traditional film life cycle
1 DEVELOPMENT
- Find ideas
- Outline
- Write script
2 PRE-PRODUCTION
- Talent/Crew
- Location
- Contracts
- Schedule
- Budget
- Rehearse
3 PRODUCTION
- Rent equipment
- Film w/ cast & crew
4 POST-PRODUCTION
- Edit
- VFX
- Sound
- Music
- Color
5 DISTRIBUTION
- Designate platform
- Franchise timeline
6 MARKETING
- Audience messaging
- Audience activation
Making a movie is as easy as posting on social media.

We stand out from our competition–TikTok, Instagram, YouTube as well as Netflix, Disney, Warner Bros–by approaching social video differently.

1) We simplify the directorial process, which has been overlooked by all editing software providers and social video apps.

Our technology guides storytelling, provides camera and performance direction, and instructs collaboration between cast members. This is what happens on a real film set, and we want to extend that experience to the casts on our social network.


Make MOVIES & SHOWS with the World on an App! - Hollyw...
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THE REAL
HOLLYWOOD
IN YOUR POCKET
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2) We put creators first. Fans themselves will be able to monetize their characters like major franchises complete with merchandise, as well as any content they make on our platform.

Here's a 30 sec video on that:


How Fans & Creators can Make Money | ReelwUrld's 1st Sh...
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How fans
& creators
can make
money
Watch on YouTube

3) We're proving a new model for <u>active</u> audience engagement. Likes and comments are PASSIVE, ReelwUrld's processes are ACTIVE. The core of our platform is about standing up, using your creative brain, and being part of a story.


Now Recruiting Heroes (and Villains) | Justice For Hire - Yo...
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WELCOME TO
THE JFH APP
Hire a hero
JFH
Become a hero
Watch on YouTube

The success of JFH is our proof for this active engagement model. The more popular JFH gets (it will), the more studios and networks will want our technology and processes for the audiences of their own franchises.


OUR AUDIENCE
audience members
UNTAPPED MARKET
HIGHLY MOTIVATED
CONSTANT DEMAND
filmmakers
LARPers
REELWURLD
content creators
cosplayers
fandom

4) ReelwUrld is the first digital, video-first space just for FANS. Think of ReelwUrld as Comic-Con all the time.

Fans are currently spread across Facebook Groups, Reddit, Tumblr, TikTok, Instagram, Discord, Twitter, Twitch, YouTube and tiny fan conventions in tiny cities.

No Comic Con or studio– including San Diego Comic Con, the biggest pop culture event in the world– has figured out how to bring fans together online in a meaningful way.


Your Cinematic Universe - Jeff Gomez teaser - New York Co...


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"DO NOT WAGE WAR
WITH YOUR CUSTOMERS."
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We're planning to be profitable in 3-5 years due to accumulating revenue streams.


ACCUMULATING REVENUE STREAMS
Includes revenue from the ReelwUrld app(s), content, and studio as a whole.
Revenue type
Revenue
Production services
Development deals
Advertising
IP licensing
App licensing
In-app purchases
Events
Merchandise
2021
2022
2023
Beyond
YEAR OF RELEASE

ReelwUrld will make money by **selling to fans** (action figures, merchandise, etc.) and **selling to studios and networks** using <u>three revenue models:</u>

1) **Brand Activations:** A brand works with us to engage our community around its products, message, or events.


Market size
We exist in a space that overlaps three global markets:
FILM & VIDEO
$325B
SOCIAL MEDIA
$100B
$90B
USER-GENERATED CONTENT

Example: Triller offers brand activations to sponsors, who can specifically choose which users on the app they want to work with for varying fees. This will be especially attractive to the advertising industry, an $800B market.


Market size cont.
Advertisers need a better way to engage audiences, and the market is huge:
$560B
$206B
$914M
GLOBAL AD SPEND
NORTH AMERICAN
U.S. MOVIE & TV

(We've done a few of these brand activations already: WarnerMedia's Urban Action Showcase, non-profit Wash The Hate, as well as San Diego Comic Con's Superhero Kung Fu Extravaganza.)



Why We're Raising on WeFunder - Film & TV's Future | Reelw...
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WHY WE'RE RAISING $$
WHY WE'RE RAISING $$
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2) White Labeling & Production Service Deals: We license our app template, recreating it over and over for different clients. In addition to using our tech, clients will need our help guiding communities of fans to create cinematic stories. These deals will start at 6-figures.

Example: JFH uses our app template that you can see at JusticeForHire.app. [insert Big Movie Franchise here] will have its own app that looks and feels like its brand image.



Projections
White Labeling & Service Deals
starting fee per client
$150K
clients
(studios, networks, production companies & more)
2023: 2
2024: 8
2025: 14
2026: 26
2027: 47

3) Intellectual Property (IP) Rights: Owning and controlling rights to great stories and characters is how entertainment empires are built. Content partnerships and Community Generated Entertainment will drive revenue.

Let's break Content Partnerships and Community Generated Entertainment down down a bit:

Content Partnerships: Our in-house brands, such as JFH, allow us to package film & television projects that expand our brand on other platforms (major streaming service, a theatrical release, etc).



THE 25 HIGHEST-GROSSING MEDIA FRANCHISES OF ALL TIME
KEY
Franchise name
ORIGINAL MEDIA
Year of inception
Total revenue (USD)
Revenue breakdown
VIDEO GAMES
MERCHANDISE
TRADING CARDS
COMICS & MANGA
BOX OFFICE
HOME ENTERTAINMENT
BOOK SALES
TV REVENUE
MUSIC
MUSEUMS
STAGE PLAYS
0
$20B
$40B
$60B
$80B
$100B
Pokémon
VIDEO GAME
1996
$92.121B
Hello Kitty
VINYL COIN PURSE DESIGN
1974
$80.026B
Winnie the Pooh
BOOK
$75.034B



Mickey Mouse
ANIMATED SHORT
1928
$70.587B
Star Wars
FILM
1977
$65.631B

Through our network of Hollywood veterans, we plan to strike the best deals for our IP for the benefit of ReelwUrld and our investors.

Community Generated Entertainment: IP created by our community (which we have access to via our terms of service) can expand from our app into movies, TV shows, comics books, games, toys and more off-platform.

We believe that giving creators the ability to expand their creativity like the world's biggest franchises will allow them to become the next biggest franchises. All creator monetization will include a revenue share for ReelwUrld.

All movies and shows will be made with the audience. The future of entertainment is your story.

As the world's 1st social film studio, we envision millions of people from all over the world contributing to one single movie with just a smartphone. **When people have an outlet to tell their story and see themselves as EPIC as they truly are, the world will be a better place.**



DISRUPT the Movie & TV Industry, Join a Team from Marvel...
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It's a movie!
Culture's most disruptive investment
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This WeFunder campaign is part of our story. ReelwUrld must be built with fan ownership. Our goal is to help a billion people be superheroes in movies and shows by 2030. Please help us reach our goal by sharing this campaign, investing, or joining the JFH community.

#HeroesUnitingWorldwide

We've provided additional background information below to expand on core concepts introduced so far.

The Crowdsourced Cinematic Universe, aka wUrlds

Our most valuable, patent-pending offering to the entertainment industry is what we call **The Crowdsourced Cinematic Universe, meaning that you–the audience–are our cast.** Let's first split these terms apart and define them for ultimate clarity: "Crowdsourced" and "Cinematic Universe."

To crowdsource is to gather information, services, or ideas from a large group of people, typically via the internet. For example, an equity crowdfunding campaign is collecting investments from all types of people from across the internet.

Cinematic universes are interconnected stories told within a shared, ever-expanding storyworld. The most popular example is the Marvel Cinematic Universe, or MCU for short. Dozens of movies and shows and characters all play off one another and contribute to one large storyline. Each individual story is complimentary, contributing to the larger story, but also stands on its own.

So, a Crowdsourced Cinematic Universe is a collection of stories starring the audience, submitted via the internet–or in our case an app– that all take place within the same storyworld and contribute to one large storyline.

For example, our first Crowdsourced Cinematic Universe is Justice For Hire, a

For example, our first Crowdsourced Cinematic Universe is Justice For Hire, a show about an app that's like Uber for heroes. A growing cast of characters all tell their own stories contained within one larger narrative.

ReelwUrld calls the Crowdsourced Cinematic Universe a **wUrld** for short. Justice For Hire is our first wUrld. We will build out many more wUrlds as we expand our slate of original IP in the next few years. **As we grow our company, users will be able to create their own brand new wUrlds as well.** The capital "U" in wUrlds stands for you, because you create the stories, not the studios.

We are confident that through licensing deals, ReelwUrld will host franchises on the scale of the Marvel Cinematic Universe as wUrlds made up of crowd-created characters and spin-off stories. For example, Star Wars could also be a wUrld, Harry Potter could be a wUrld, Final Fantasy could be a world, the list goes on (even though we don't have deals with any of these companies yet).

Justice For Hire, explained

If you've made it this far, you know by now that *Justice For Hire* (JFH) is our first show made on a social network with the audience. The JFH story itself follows an entrepreneur who made an app that's like "Uber for heroes"—everyday people can hire a hero or become one and get paid.


JFH FAN TRIBUTE - Celebrating 7.4 MILLION+ Views on Tik...
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Celebrating
7.4M views
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Fans of JFH create their own characters on our app, and then star as those characters in scenes that expand our cinematic universe through various story directions prompted through the app. You can join the cast via the JFH app to become a part of our show right from your phone.

The JFH series has won three awards:

Best Trailer @ HBO Cinemax Urban Action Showcase, 2018

Best VFX @ Warner Media Urban Action Showcase, 2020

Best Web Series @ Warner Media Urban Action Showcase, 2020

Justice For Hire (JFH) is based on an award-winning martial arts comic book of the same name published by Creative Impulse Entertainment and written by our founder Jan Lucanus and his father, veteran comic book writer and critic Jan C. Childress, in 2007.

For further clarity, please watch the "What is JFH" video below and check out the first four episodes of our show.


What is JFH? - "Justice For Hire" Your Cinematic Universe E...
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?
WHAT IS
JUSTICE
FOR HIRE
D'S 1ST CROWDSOURCED CINEMATIC UNIVERSE
Watch on YouTube

Our Principles

We value giving-first, access, and transparency. **We want our communities to think of us as a resource in their lives.** *Justice For Hire* cast members can schedule Hollywood executive-stye story Development Calls right from our app to workshop their characters and ideas. We offer weekly, donation-based Tai Chi classes where proceeds go to causes suggested by our community. Our professional contacts attend Zoom meetups with our community, always with the intent of making themselves available and helpful to anyone in the JFH and ReelwUrld family.

Risks vs Rewards

It's important to note, investing in entertainment has its risks. Especially in the movie business, where the accounting is notoriously secretive.

AND investing in startups has its risks. Most startups fail, and if you buy stock in ReelwUrld, there is no public market to sell shares. That means we either go public (and there's a public market for our stock), or our company gets acquired at a price that's high enough for investors to get a return (i.e. more than you put in).

But with great risks can come even greater rewards. ReelwUrld addresses all of these risks by shaping a new segment of the entertainment market that emphasizes transparency and provides value to both the well established companies across movies & TV and the fans. Please take a moment to watch the video below for examples of risks and rewards:



For ReelwUrld Investors: Risk Vs. Reward
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RISK VS REWARD
PLEASE WATCH BEFORE INVESTING
Watch on YouTube
REELWURLD

Perks when you invest



Earn Perks When You Invest
$100
Get's you a Round 1 Investor T-Shirt + you get a shoutout on social media.
$200
Access to ReelwUrld's portfolio of wUrlds through a bundle of Creative Impulse digital comics (over $200 value). Plus, you get the T-shirt and shoutout.
$500
You get a scene with ReelwUrld's CEO in our first show, Justice For Hire. The scene will be featured in the upcoming season. You will also get all previous perks.
$1,000
You or the person of your choice becomes a highlighted character in our first show, Justice For Hire. You will also


get all previous perks.
$2,500
Get's you and a friend dinner with the ReelwUrld team (either in-person or remote). You will also get all previous perks.
$5,000
You become the subject for a ReelwUrld camera test. We'll study your personal story and produce a video based on it (you can also use anywhere) that may become a template for future tools we build for our community. You will also get all previous perks.
$10,000
You get a personal world-building development session. This includes insight on how we're building our wUrlds, or help planning your own wUrld. You also get all previous perks.
$25,000
Your own position on the Cap Table. You will also get all previous perks.
$50,000
You receive an Executive Producer credit on an episode from our first show, Justice For Hire (includes IMBD listing). You will also get all previous perks.
$100,000
You receive an Executive Producer credit on EVERY episode in the next season of our first show, Justice For Hire (includes IMBD listing). You will also get all previous perks.
REELWURLD

A Closing Statement from ReelwUrld™ Founder & CEO Jan Lucanus

ReelwUrld™ is a dream that many of us have had for a long time, and I'm honored to be able to say my life's work is dedicated to making it a reality we all share. To be able to create and portray a character and film a scene right from our phones empowers playfulness and personal growth. To build our own worlds and expand worlds we already know and love expands our awareness. We get to see ourselves and others and our surroundings in a new light. The light of cinema.

Cinema is a language we all know how to read, but few of us know how to write. Now, because of the behavioral shifts in culture identified by the likes of TikTok, **the entire world is in film school.** New relationships are forged and old ones can be strengthened by creating together in the system we've built and are continuing to nurture with you in this equity crowdfunding campaign. **ReelwUrld™ is here to help guide us to capture the cinema of our own lives,** in the real world, with real experiences, and our digital ecosystem allows us to interconnect our stories in cinematic universes.

Our collective passion for storytelling unites us all, and I look forward to seeing your story in the ReelwUrld™.

With Love,

Jan Lucanus, aka the guy in this video:


The "I Have A Dream" Speech (if it were for Fandom, LARPe...
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THE DREAM
FOR FANDOM
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Related Links:

ReelwUrld's Company History

Why ReelwUrld Is a Film Studio and a Tech Company

ReelwUrld's "Your Cinematic Universe" Panel at New York Comic Con 2020

We Are Not Entertained: ReelwUrld's Creator-First Positivity Model

Downloads

ReelwUrld Pitch Deck

ReelwUrld - Creative Impulse Intellectual Property Catalogue.